UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

5200 Blue Lagoon Drive, Suite 855

Miami, Florida 33126

Attn: Martin E. Franklin

(561) 447-2510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 8 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,257,142*
	9	Sole dispositive power 0
	10	Shared dispositive power 7,257,142*
11	Aggregate amount beneficially owned by each reporting person 7,257,142*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.9%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 8 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,257,142*
	9	Sole dispositive power 0
	10	Shared dispositive power 7,257,142*
11	Aggregate amount beneficially owned by each reporting person 7,257,142*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.9%*
14	Type of reporting person (see instructions) IN

*	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa”) and Martin E. Franklin (“Franklin”, and together with Mariposa, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Mariposa is a private investment vehicle of Mr. Franklin, who is the sole managing member of Mariposa.

(b) The business address of each of the Reporting Persons is 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

(c) The present principal business of Mariposa is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. Mr. Franklin directs the activities of Mariposa and other affiliated private investment vehicles.

(d) None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mariposa is organized under the laws of the State of Delaware. Mr. Franklin is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Mariposa is engaged in the purchase and sale of securities for investment for its own account. The source of funds is the investment capital of Mariposa.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Issuer was incorporated with limited liability under the laws of the British Virgin Islands (“BVI”) on April 23, 2013. The Issuer was created for the purpose of acquiring a target company or business with an anticipated enterprise value of between $750 million and $2.5 billion. Mariposa was one of the founder entities of the Issuer. On October 31, 2013, the Issuer completed the acquisition of substantially all of MacDermid, Incorporated, a Connecticut corporation (“MacDermid”) pursuant to a Business Combination Agreement and Plan of Merger in which it indirectly acquired substantially all of the equity of MacDermid Holdings, LLC which owns approximately 97% of the outstanding shares of MacDermid (the “Acquisition”). In connection with the proposed change of the Issuer’s jurisdiction of incorporation from BVI to Delaware (the “Domestication”), the Issuer filed a Registration Statement on Form S-4 (the “Registration Statement”). On January 22, 2014, the Registration Statement was declared effective and the Domestication was completed. On January 23, 2014, the Issuer’s Common Stock began trading on the New York Stock Exchange under the symbol “PAH.”

Mr. Franklin has been a director of the Issuer since April 28, 2013.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 7,257,142 shares of Common Stock. This amount consists of (i) 5,313,809 shares of Common Stock, (ii) 1,060,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock and (iii) 883,333 shares of Common Stock issuable upon exercise of an aggregate 2,650,001 warrants. Warrants are exercisable at any time at the option of the holder at a rate of three warrants for one share of Common Stock. In the aggregate, such 7,257,142 shares of Common Stock represents 6.9% of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A

Preferred Stock and the exercise of such warrants, but without including any shares of Series A Preferred Stock or warrants held by any other person). Mr. Franklin owns, directly or indirectly, 61.32% of Mariposa, representing 3,258,427 shares of Common Stock, 649,992 shares of Series A Preferred Stock and 510,999 shares of Common Stock underlying 1,532,997 warrants. The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c) The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mariposa has agreed, pursuant to that certain Placing Agreement, dated May 17, 2013, by and between the Issuer, its Directors, Mariposa, Berggruen Acquisition Holdings IV Ltd., and Barclays Bank PLC and Citigroup Global Markets Limited, as placing banks, subject to certain exceptions, that it will not, without the prior written consent of each of the placing banks, directly or indirectly, offer, sell, lend, pledge, contract to sell, distribute, grant any option, right or warrant to purchase or otherwise dispose of its holdings of the securities of the Issuer prior to October 31, 2014.

Pursuant to the terms of the Series A Preferred Stock, as described in the Issuer’s certificate of incorporation, if the average stock price of the Common Stock exceeds $11.50 per share for the last 10 days of the calendar year, the holder of the Series A Preferred Stock is entitled to receive a dividend in the form of Common Stock equal to 20% of the appreciation of the market price of Common Stock issued to common shareholders in the Issuer’s initial offering. In the first year a dividend is payable (if any), the dividend amount will be calculated at the end of each calendar year based on the appreciated stock price as determined above (the “Dividend Price”) compared to the initial offering price of $10 per share. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Series A Preferred Stock dividends. Dividends are paid for the term the Preferred stock is outstanding. The Preferred shares will be automatically converted into Common Stock on a one for one basis (i) in the event of a change of control of the Issuer or (ii) December 31, 2020 (unless extended in accordance with the terms of the Series A Preferred Stock). Each share of Series A Preferred Stock is convertible into one share of Common Stock at the option of the holder and has certain voting rights.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement among the Reporting Persons, dated January 27, 2014

Exhibit B	-	Placing Agreement, dated May 17, 2013, by and between the Issuer, certain of its Directors, Berggruen Acquisition Holdings IV Ltd., Mariposa Acquisition, LLC, and Barclays Bank and Citigroup Global Markets Limited as placing banks (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-192778)).

Exhibit C	-	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-192778), filed with the Commission on January 24, 2014), which contains the terms of the Series A Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2014	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
	Name:	Desiree DeStefano
	Title:	President

/s/ Martin E. Franklin
Martin E. Franklin

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: January 27, 2014	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
	Name:	Desiree DeStefano
	Title:	President

/s/ Martin E. Franklin
Martin E. Franklin